08025521

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2008

Washington, DC

SEC FILE NUMBER
8- 65812

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silver Pacific Advisors, [illegible]

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3800 Howard Hughes Parkway, 7th Floor
(No. and Street)

Las Vegas (City) Nevada (State) 89109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Viney Singal (310) 497-2806
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., Suite 606 Tarzana, CA 91356
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/08

OATH OR AFFIRMATION

I, Viney Singal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silver Pacific Advisors, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DAVE BANERJEE
Commission # 1684821
Notary Public - California
Los Angeles County
My Comm. Expires Jul 28, 2010

Viney Singal
Signature

Member/ Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT

Board of Members
Silver Pacific Advisors, LLC
Las Vegas, Nevada

I have audited the accompanying statement of financial condition of Silver Pacific Advisors, LLC. as of December 31, 2007 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silver Pacific Advisors, LLC. as of December 31, 2007 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BWA CPA

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 21, 2008

SILVER PACIFIC ADVISORS, LLC

Statement of Financial Condition
December 31, 2007

ASSETS

Cash (Note 1)	$ 3,126,920
Accounts receivable	1,092,489
Office equipment- net of accumulated depreciation of $11,015	10,800
Other assets	37,400
Total assets	$ 4,267,609

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses	2,713,136
Total liabilities	$ 2,713,136
Members' equity	1,554,473
Total liabilities and members' equity	$ 4,267,609

The accompanying notes are an integral part of these financial statements

SILVER PACIFIC ADVISORS, LLC

Statement of Income
For the year ended December 31, 2007

REVENUES:	
Advisory fee income	$ 4,044,731
Interest income	84,694
Other income	59,734
Total income	4,189,159
EXPENSES:	
Compensation expense	3,296,564
Outside services	344,203
Occupancy	129,640
Professional fees	384,570
Travel and entertainment	164,669
Other operating expenses	385,998
Total expenses	4,705,644
NET LOSS	$ (516,485)

The accompanying notes are an integral part of these financial statements

SILVER PACIFIC ADVISORS, LLC

Statement of Members' Equity
For the year ended December 31, 2007

	Members' Equity	Net Loss	Total Members' Equity
Beginning balance January 1, 2007	$ 2,444,020		$ 2,444,020
Capital withdrawal	(373,062)		(373,062)
Net loss		(516,485)	(516,485)
Ending balance December 31, 2007	$ 2,070,958	$ (516,485)	$ 1,554,473

The accompanying notes are an integral part of these financial statements

SILVER PACIFIC ADVISORS, LLC

Statement of Cash Flows
For the year ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (516,485)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	3,871
(Increase) decrease in:	
Accounts receivable	(999,672)
Other assets	(35,917)
Increase (decrease) in:	
Accrued expenses	(127,405)
Total adjustments	(1,159,123)
Net cash used in operating activities	(1,675,608)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of funiture and equipment	(754)
Net cash used in investing activities	(754)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital withdrawals	(373,062)
net cash used in financing activities	(373,062)
Decrease in cash	(2,049,424)
Cash at beginning of year	5,176,344
Cash at end of year	$ 3,126,920
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements

SILVER PACIFIC ADVISORS, LLC

Notes to Financial Statements
December 31, 2007

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND GENERAL MATTERS:

Silver Pacific Advisors, LLC (the "Company") was formed in Nevada on July 16, 2003 and is approved as a securities broker dealer by the Securities and Exchange Commission, The Financial Industry Regulatory Authority Dealers and the State of Nevada.

The firm is a Limited Liability Company, wholly owned by its members. The managing member is Viney Singal.

The firm operates on a limited disclosed basis with no clearing firm requirements; it offers investment-banking services primarily on real estate projects in Nevada.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash:

Cash equivalents include highly liquid in investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts, which at times may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Revenue Recognition:

The firm's fee income is recognized upon consummation of contracts.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2007.

Concentrations of Credit Risk:

The Company is engaged in various activities. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Management estimates that 100% of the revenues were generated in the State of Nevada.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases:

The firm is on a month-to-month lease obligation with Kummer Kaempfer Bonner & Renshaw, Ltd at 3800 Howard Hughes Parkway, Las Vegas, Nevada with a 30-day notice requirement.

Note 2: INCOME TAXES

The Company was formed as a limited liability company and has elected to be treated as a partnership for Federal Tax purposes, which provides that in lieu of corporate taxes, the members are taxed on the Company's taxable income. The State of Nevada does not impose minimum LLC fees.

Note 3: NET CAPITAL REQUIREMENTS

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2007 the company had a net capital of $654,951 which is $474,074 in excess of the minimum of $5,000 required and its ratio of aggregate indebtedness ($2,713,136) to net capital was 4.14 which is less than the 15 to 1 maximum ratio of a broker dealer.

Note 4: CONTINGENCIES:

The Company is currently in litigation with a former member. According to FASB 105, management has been advised by legal counsel that they are unable to determine a liability.

SILVER PACIFIC ADVISORS, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2007

	Focus 12/31/07	Audit 12/31/07	Change
Members' equity, December 31, 2007	$ 1,513,757	$ 1,554,473	40,716
Subtract - Non allowable assets:			
Accounts receivable	92,489	592,489	(500,000)
Fixed assets	10,800	10,800	-
Other assets	6,115	37,400	(31,285)
Tentative net capital	1,404,353	913,784	(490,569)
Haircuts	(256,209)	(258,833)	(2,624)
NET CAPITAL	1,148,144	654,951	(493,193)
Minimum net capital	181,504	180,877	627
Excess net capital	$ 966,640	$ 474,074	$ (492,566)
Aggregate indebtedness	2,722,566	2,713,136	9,430
Ratio of aggregate indebtedness to net capital	2.37%	4.14%	

There were observed differences due to year end adjustments between the Audit and Focus filed at December 31, 2007.

The accompanying notes are an integral part of these financial statements

SILVER PACIFIC ADVISORS, LLC

December 31, 2007

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the Provision of Rule 15c3-3 (k) (2) (i)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k) (2) (i) exemptive provision

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Members,
Silver Pacific Advisors, LLC
Las Vegas, Nevada

In planning and performing my audit of the financial statements of Silver Pacific Advisors, LLC for the year ended December 31, 2007, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Silver Pacific Advisors, LLC including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Members,
Silver Pacific Advisors, LLC
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (i) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BWA CPA

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 21, 2008

END